

10030258

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 4 2010
DIVISION OF MARKET REGULATION

SEC[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1\1\09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wescom Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 6/10/10

6/10

Pasadena, California

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
December 31, 2009

CONTENTS



Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Wescom Financial Services, LLC
Pasadena, California

We have audited the accompanying statement of financial condition of Wescom Financial Services, LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wescom Financial Services, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Sherman Oaks, California
February 22, 2010

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

	2009
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 749,728
Accounts Receivable	314,790
	1,064,518
Investment in CUSO Financial Services, LP	939,859
Prepaid expenses	63,047
	$ 2,067,424
LIABILITIES AND MEMBERSHIP CAPITAL	
Current Liabilities	
Accounts payable and other liabilities	$ 302,103
Membership Capital	1,765,321
	$ 2,067,424

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Wescom Financial Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Reporting Authority, Inc. (FINRA). The Company was formed as a limited liability company on March 15, 2001. Its principal source of income is derived from commission fees. The Company is a wholly owned subsidiary of Wescom Holdings, LLC ("the Parent"). The Parent is the sole member of the limited liability company, as such, the member's liability is limited to its capital investment. The company was established primarily to provide brokerage services to members of Wescom Credit Union.

The Company received approval from the National Association of Securities Dealers, Inc., predecessor to the FINRA, to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that Rule. Essentially the requirements of paragraph (k)(2)(ii)provide that the company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts to the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and Cash Equivalents consist of non-term share deposits in Wescom Credit Union and Western Corporate Federal Credit Union, a corporate credit union. Each balance is insured by the National Credit Union Share Insurance Fund up to $250,000. At December 31, 2009 the Company had $708,589 on deposit at Western Corporate Federal Credit Union.

(Continued)

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The effect of adopting this new guidance was not material.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Subsequent events: In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, *Subsequent Events* (ASC 855-10). Under ASC 855-10, the effects of events that occur subsequent to the balance-sheet date should be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. The effect of adopting this new guidance was not material. The Company has evaluated subsequent events for recognition and disclosure through February 22, 2010, which is the date the financial statements were available to be issued.

NOTE 2 - CUSO FINANCIAL SERVICES, LP

The Company is a limited partner in CUSO Financial Services, LP, which provides broker-dealer and investment advisory services to credit union service organizations. The company owns 12 units, which approximates 4.59% ownership. The investment is accounted for under the equity method of accounting.

NOTE 3 - EMPLOYEE BENEFIT PLANS

The Company participates in Wescom Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the Rule of the "applicable" exchange also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $447,625, which was $427,485 in excess of its required net capital of $20,140. At December 31, 2009, the Company's aggregate indebtedness to net capital ratio was 0.67 to 1.

NOTE 5 - RELATED-PARTY TRANSACTIONS

The Company is charged by the parent credit union, Wescom Credit Union, for certain expense allocations, including the cost of office space and management support.

The Company has $41,139 on deposit with Wescom Credit Union at December 31, 2009. The balance is fully insured by the National Credit Union Share Insurance Fund.